UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2023

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(Translation of registrant’s name into English)

Clarendon House, 2 Church Street

Hamilton HM11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Notice of Extension to Comply with Continued Listing Rule

As previously announced, on May 25, 2023, the Nasdaq Listing Qualifications staff (the “Staff”) notified Altamira Therapeutics Ltd. (the “Company”) that it no longer complied with Nasdaq Listing Rule 5550(b)(1) (the “Rule”). Under the Rule, companies listed on The Nasdaq Capital Market (“Nasdaq”) must maintain stockholders’ equity of at least $2,500,000 (the “Stockholders’ Equity Requirement”). The Company’s stockholders’ equity of $(9.0) million for the period ended December 31, 2022 was below the Stockholders’ Equity Requirement for continued listing. Additionally, the Company did not meet either of the alternative Nasdaq continued listing standards under the Nasdaq Listing Rules, market value of listed securities of at least $35 million, or net income of $500,000 from continuing operations in the most recently completed fiscal year, or in two of the three most recently completed fiscal years.

On July 10, 2022, the Company submitted a plan to the Staff to regain compliance with the Stockholders’ Equity Requirement, and on July 25, 2023 the Staff notified the Company (the “Letter”) that it would be granted an extension until November 21, 2023, to demonstrate compliance with Listing Rule 5550(b)(1) to meet the continued listing requirements of Nasdaq, conditioned upon the Company evidencing compliance with the Rule.

The Company intends to regain compliance with the applicable continued listing requirements of Nasdaq prior to the end of the compliance period set forth in the Letter. However, until Nasdaq has reached a final determination that the Company has regained compliance with all of the applicable continued listing requirements, there can be no assurances regarding the continued listing of the Company’s common stock on Nasdaq.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Numbers 333-228121, 333-249347, 333-261127, 333-264298, 333-267584 and 333-272338) and Form S-8 (Registration Numbers 333-232735 and 333-252141) of the Company and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

	By:	/s/ Thomas Meyer
		Name:	Thomas Meyer
		Title:	Chief Executive Officer

Date: July 28, 2023